Exhibit 99.4

                                                    Press Release

Angola: Total inaugurates the Kaombo project and reiterates its commitment to the country with new investments

Paris, November 10, 2018 - The Angolan State Minister for Economic and Social Development, Manuel Nunes Junior, the Chairman and CEO of Total, Patrick Pouyanné, and the Chairman of the Board of Directors of Sonangol, Carlos Saturnino, inaugurated the Kaombo project today, which came on stream in July and is located deep offshore on Block 32,260 kilometers off the coast of Luanda.

During the ceremony, Total also announced the continuation of its development program in the country, following on from the launch of the Zinia 2 project in May. The Group, along with its partners, has notably taken two investment decisions on Block 17, located deep offshore 150 kilometers off the coast of Angola, to develop satellite fields that will be tied back to existing infrastructures and will quickly bring additional production.

-       The CLOV phase 2 project, which requires the drilling of 7 additional wells, with first oil expected in 2020 and a production plateau of 40,000 barrels of oil per day (bopd).

-       The Dalia phase 3 project, which requires the drilling of 6 additional wells, with first oil expected in 2021 and a production plateau of 30,000 bopd.

Zinia 2, CLOV 2 and Dalia 3 will develop 150 million barrels of additional resources to maintain the Block 17 production plateau above 400,000 bopd until 2023, and further extend the profitability of this prolific block, with over 2.6 billion barrels already produced.

“As Angola’s principal oil partner, Total is proud to inaugurate such a major deep offshore project as Kaombo, which started up production in July and marked a new milestone of our history in the country,” stated Patrick Pouyanné, Chairman and CEO of Total. “I would like to recognize the leadership shown by the Angolan President, João Lourenço, and the joint efforts of the authorities, Sonangol and the industry to enhance contractual framework, which is an essential step towards developing new projects. The sanction of these new projects today demonstrates Total’s ongoing commitment to Angola and to the continued development of oil and gas resources in the country.”

About the Kaombo project

Located 260 kilometers off the coast of Luanda, on Block 32, in water depth of around 2,000 meters, Kaombo is the biggest offshore development in Angola.

The first FPSO, Kaombo Norte, came on stream in July 2018, with a production capacity of 115,000 bopd. The start-up of the second FPSO of similar capacity, Kaombo Sul, is expected next year. The overall production will reach an estimated 230,000 bopd at peak and the associated gas will be exported to the Angola LNG plant.

A total of 59 wells will be connected to the two FPSOs, both of which are converted Very Large Crude Carriers, through one of the world’s largest subsea networks. Together, they will develop the resources of six different fields (Gengibre, Gindungo, Caril, Canela, Mostarda and Louro) over an area of 800 square kilometers in the central and southern part of the block.

Total operates Block 32 with a 30% participating interest, along with Sonangol P&P (30%), Sonangol Sinopec International 32 Limited (20%), Esso Exploration & Production Angola (Overseas) Limited (15%) and Galp Energia Overseas Block 32 B.V. (5%).

Total in Angola

Present in Angola since 1953, Total is the country's leading oil operator. Total's production averaged 229,000 barrels of oil equivalent per day in 2017 from Blocks 17, 14 and 0, as well as Angola LNG.

In addition to the Kaombo project on Block 32, Total also operates Block 17 (with a 40% interest) where investment decisions were taken on the Zinia 2, CLOV 2 and Dalia 3 projects.

Sonangol is the concessionaire for Block 17. The other partners are affiliates of Equinor (23.33%), Exxon Mobil (20%) and BP (16.67%).

Block 17 covers nearly 4,000 km2 located from 150 to 270 kilometers off the coast of Angola. This acreage has become the stage for a unique industrial adventure, with developments that have set global benchmarks for the industry. Total operates four FPSOs on Block 17: Girassol, Dalia, Pazflor and CLOV.

Total is also a partner in Blocks 14 (20%), 14K (36.75%) and 0 (10%), as well as Angola LNG (13.6%).

Last May, the Group signed a risk service agreement with Sonangol for the deepwater Block 48 exploration license, which Total will operate.

On that same occasion, both companies also signed a framework agreement to create a joint venture to develop a network of service stations in Angola, including petroleum product logistics and supply.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.